September 7, 2021

Jonathan Burr

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: RealyInvest NNN, LLC

Amendment No. 7/8 to

Offering Statement on Form 1-A

Filed July 27, 2021

File No. 024-11345

Dear Mr. Burr:

We are in receipt of your comment letter dated August 26, 2021 regarding the Amendment to the Offering Circular (“Offering Circular”) on form 1A filed by RealyInvest NNN, LLC (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.

In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment to Form 1-A filed on July 27, 2021

Master Series Table, page 8

1.We note your response to our comment 1 that you have revised your disclosure to provide that the acquisition of the NNN-1 Property in Marietta, OH is probable. We are unable to locate that disclosure. Please revise to explicitly disclose that the acquisition is probable, or advise.

We have added clarifying language to the Offering Circular stating that the acquisition is probable.  Please refer to pages 11 and 17.

Our Financing Strategy, page 13.

2.We note your response to comment 3 and your disclosure of the interest rate for your credit facility.  Please further revise your offering circular to disclose any additional terms, including, but not limited to, the borrower, principal repayment terms, maturity date, and balloon payment.

The following additional disclosure has been added regarding the Credit Facility:

The Credit Facility features the following material terms:

•Each loan or advance will be specific to a Series and each Series will be the borrower related to such advance;

•The maturity date for each advance will be determined by Finance, but it is anticipated to be no less than twenty (20) years;

• The Series will be required to make interest only payments on the 15th day of each month equal to the amount of the unpaid advance on such date multiplied by the Dividend Rate related to such series.

•No principal payments shall be due prior to the Maturity Date.

•All unpaid advances and accrued but unpaid interest will be due in a single payment due on the Maturity Date.

•The Series may prepay the Credit Facility, in whole or in party, at any time.

•The obligations are non-recourse

•The Credit Facility is unsecured.

NNN-1 Series, page 17

3.We note your disclosure that the NNN-1 Property will be managed by RealyInvest, LLC at no additional expense to the Shareholders. We further note your disclosure elsewhere in the filing that the Manager may, in the future, charge a Management Fee of up to 10% of any Distributable Cash generated by a particular Series. These statements appear to be inconsistent. Please revise or advise.

We have revised the disclosure to remove the statement that management would be at no cost to the Shareholders.

Pro-Forma Income Statement and Distribution Table, page 64

4.We note your tabular disclosure on page 65 labeled Pro-Forma, Jan-Dec 2022. Please tell us how you determined it was unnecessary to reflect interest expense on the credit facility within this disclosure.

We have added the credit facility to the tabular disclosure.

5.We note your revisions to your filing in response to our comment 1; specifically, we note your tabular disclosure on page 65 labeled Pro-Forma, Jan-Dec 2022. Please tell us if this disclosure is a financial forecast. To the extent it is a financial forecast, please revise the presentation of your disclosure in accordance with the financial forecast guidelines established by the American Institute of Certified Public Accountants and in accordance with Rule 11-03 of Regulation S-X. Your revisions should include, but need not be limited to, an appropriate title and a summary of significant assumptions. Reference is made to Part F/S of Form 1-A and Rule 8-05 of Regulation S-X.

We have revised the Offering Circular to provide a financial forecast as permitted by Rule 11-02 in accordance with the guidelines established by the American Institute of Certified Accountants and have included an appropriate title and a summary of significant assumptions.

Thank you again for your direction and assistance in this matter.  As you are aware, the escrow for the purchase of the property is closing and the Company must now move forward with the purchase, so time is of the essence.  We respectfully request your immediate assistance in helping move this forward.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.